UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated October 30, 2024

Item 1

RELEVANT INFORMATION

Bogotá, October 30, 2024. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) hereby informs that the Board of Directors of the Company resolved the following:

1.	Approved the terms of an issuance of ordinary bonds through a public offering in the Colombian local market in up to COP 400,000 million, to support the Company’s corporate purpose, including investments in debt or equity instruments in its subsidiaries, the refinancing of indebtedness, and/or use as working capital.

2.	To request the approval of the Superintendency of Finance to acquire shares of its financial subsidiaries and to invest in debt instruments issued by them.

3.	To Incorporate a new subsidiary to provide financial advisory services, structuring, investment banking, and other related services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel